 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ramrath, Joseph R. (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) October 26, 2001 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
New England Business Service, Inc.   NEB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

          X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description

6. If Amendment, Date of Original (Month/Day/Year) 11/01/2001 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock Par Value $1.00	2,018.779 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Ramrath, Joseph R. - October 2001
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

s/ Joseph R. Ramrath 02/08/02 _______________________________ __________________ ** Signature of Reporting Person Date Joseph R. Ramrath Page 2 SEC 1473 (3-99)

Ramrath, Joseph R. - October 2001
Form 3 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB
Form 3 - October 2001
Joseph R. Ramrath
500 Main Street
c/o Legal Department
Groton, MA 01471-0001
Explanation of responses:

(1)   On November 1, 2001, the reporting person mistakenly reported holding 2000 shares. On August 31, 2001 the reporting person purchased 18.779 additional shares through a dividend reinvestment program systematically established by his broker. On February 6, 2002 the reporting person noticed the dividend transactions and as a result has amended his original Form 3.

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